

June 27, 2008

Via Facsimile ((305) 358-5744) and U.S. Mail

Mark O. Bagnall, Esq.
White & Case LLP
Wachovia Financial Center, Suite 4900
200 South Biscayne Boulevard
Miami, FL 33131

> **Re:** **Brasil Telecom S.A.**
> **Schedule TO-T**
> **File No. 000-83981**
> **Filed June 19, 2008, as amended**
> **Filed by Tele Norte Leste Participações et. al.**
>
> **Brasil Telecom Participações S.A.**
> **Schedule TO-T**
> **File No. 000-58537**
> **Filed June 19, 2008, as amended**
> **Filed by Tele Norte Leste Participações et. al.**

Dear Mr. Bagnall:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T

1.   Given the similarity between the two filings referenced above, please note that unless otherwise specified, our comments apply to both filings. For your reference, the page numbers refer to the offer document relating to Brasil Telecom Participações S.A.

2.   We note that the bidders have acquired a significant number of shares of preferred stock in open market transactions and have entered into stock purchase agreements to purchase a majority of the voting securities in the target companies. Please provide us your analysis of the applicability of Rule 13e-3.

3.   Please tell us whether you are entitled to the Tier II relief provided in Rule 14d-1(d) and your basis. Also, please tell us the level of US ownership in the target class of securities.

Offer to Purchase

Summary Term Sheet, page 1

4.   We note that your offer excludes shares held by the controlling shareholders of the target company and their affiliates. Rule 14d-10(a)(1) requires that an offer be open to all holders of a class of securities. Please revise here and throughout the offer document.

5.   We note that since the announcement of the tender offer you have acquired preferred shares through open market transactions. Please provide us with your legal analysis relating to your compliance with Rule 14e-5.

Introduction, page 14

6.   We note your statement in page 15 that you disclaim any obligation to update any forward-looking statements. This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes. Please revise.

The Tender Offer

Terms of the Tender Offer, page 16

7.   Please revise your disclosure to describe the BOVESPA Auction process in detail.

8.   Please tell us how your expected payment date (four business days after expiration of the offer) is consistent with the provisions of Rule 14e-1(c).

9.   Please revise the language in this section that states that the ADS Tender Agent will distribute the consideration for tendered securities "[a]s promptly as practicable after receipt of the proceeds…" to state that such distribution will be made "promptly," as required by Rule 14e-1(c). Please make a similar revision in the first paragraph of page 25 with respect to the return of withdrawn securities.

Procedures for Accepting the Tender Offer, page 19

10.   Please file the form of documents required by holders of preferred shares as an exhibit to Schedule TO. See Item 12 of Schedule TO.

Source and Amount of Funds, page 27

11.   Please provide the disclosure required by Item 1007(d) of Regulation M-A with respect to the credit facilities you may use to pay for the preferred shares. In addition, file any loan agreement as an exhibit to the Schedule TO, as required by Item 1016(b) of Regulation M-A.

Material Tax Consequences, page 28

12.   Please revise the first sentence under the heading "United States Federal Income Tax Consequences" to indicate, if true, that you are disclosing the material tax consequences, not the principal ones.

13.   We note your legend relating to Circular 230. Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend here and in the letter of transmittal.

Certain Information about COPART 1, page 34

14.   With respect to your disclosure under the caption "Legal Proceedings," please tell us why you need to qualify your disclosure "to [your] knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier. Please also apply this comment to Section 14 (page 44) of your offer document.

Closing Comments

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions